FILED PURSUANT TO RULE 433
File No. 333-136538

INDIANA MICHIGAN POWER COMPANY

$400,000,000	6.05% Senior Notes, Series H, due 2037

PRICING TERM SHEET

Underwriting Agreement dated November 9, 2006

Series H Notes
Designation:	6.05% Senior Notes, Series H, due 2037
Principal Amount:	$400,000,000
Maturity:	March 15, 2037
Coupon:	6.05%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	March 15, 2007
Treasury Benchmark:	UST 4.500% due February 15, 2036
Treasury Price:	96-15+
Treasury Yield:	4.722%
Reoffer Spread:	1.370%
Yield to Maturity:	6.092%
Price to Public:	99.432% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 25 basis points
Minimum Denomination:	$1,000
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Morgan Stanley & Co. Incorporated UBS Securities LLC
Settlement Date:	November 14, 2006
CUSIP:	454889AM8
Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, or UBS Securities LLC toll free at 1-888-722-9555, ext 1088.